Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-224968) and related Prospectus of Annaly Capital Management, Inc. for the registration of up to approximately 43,631,378 shares of its common stock and approximately 2,200,000 shares of its 8.125% Series H Cumulative Redeemable Preferred Stock and to the incorporation by reference therein of our reports dated February 27, 2018, with respect to the consolidated financial statements of MTGE Investment Corp., and the effectiveness of internal control over financial reporting of MTGE Investment Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia

May 29, 2018